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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                -------------

                               SCHEDULE 14D-9/A
              Solicitation/Recommendation Statement pursuant to
           Section 14(d)(4) of the Securities Exchange Act of 1934

                               AMENDMENT NO. 3

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                                CALGENE, INC.
                          (Name of Subject Company)

                                -------------

                                CALGENE, INC.
                      (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE)
                        (Title of Class of Securities)

                                129598  10  8
                    (CUSIP Number of Class of Securities)

                                -------------

                              Lloyd M. Kunimoto
                 President and Acting Chief Executive Officer
                                Calgene, Inc.
                              1920 Fifth Street
                           Davis, California 95616
                                (916) 753-6316
           (Name, address and telephone number of person authorized
                to receive notice and communications on behalf
                       of the person filing statement)

                                -------------

                               With a copy to:

         Mark G. Borden, Esq.                  Steven J, Tonsfeldt, Esq.
          Hale and Dorr LLP                        Venture Law Group
           60 State Street                    A Professional Corporation
     Boston, Massachusetts 02109                  2800 Sand Hill Road
           (617) 526-6000                    Menlo Park, California 94025
                                                     (415) 854-4488



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                                 INTRODUCTION

        This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Calgene, Inc. with the Securities and Exchange Commission on April 8, 1997 (as amended from time to time, the "Schedule 14D-9"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 is hereby amended by adding after the last paragraph thereof the following text:

        "Purchaser has accepted for payment all Shares validly tendered in accordance with the terms of the Offer as of 12:00 midnight, New York City time, on May 2, 1997. In a press release issued by Parent on May 5, 1997, Parant announced the expiration of the Offer and stated that according to a preliminary count by The First National Bank of Boston, the depository for the Offer, as of 12:00 midnight, New York City time, on May 2, 1997, there were validly tendered pursuant to the Offer 26,753,526 Shares (including 422,443 Shares tendered pursuant to the procedures for guaranteed delivery set forth in the Offer to Purchase), representing approximately 94.6% of the total number of Shares currently outstanding."


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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By: /s/ Michael J. Motroni
                                           -----------------------------
                                           Vice President for Finance
                                           and Secretary

Dated: May 6, 1997